
EXCELLENCE



ธนาคารกสิกรไทย
KASIKORNBANK

SEC Mail Processing
Section

SEP 2 2 2010

Washington, DC
110

Adit Laixuthai, Ph.D.

12g3-2(b) File No.82-4922

Ref. No. OS 133/2010


10016384

September 22, 2010

Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

U.S.A.

SUPPL

Dear Sirs:

We are transmitting herewith, in accordance with our undertakings pursuant Rule 12g3-2 (b) under the United States Securities Exchange Act of 1934, an English language summary of certain information that is being made public in Thailand.

Please arrange for the attached to be placed in our Rule 12g3-2 (b) "file" with the Commission.

Yours sincerely,

Adit Laixuthai

Sep 22, 10

dlw 9/30


EXCELLENCE

ธนาคารกสิกรไทย
KASIKORNBANK 泰华农民银行



Ref. OS. 2077/2010

September 21, 2010

To: The President
The Stock Exchange of Thailand

Subject: The Change in Secretary to the Audit Committee

KASIKORNBANK PCL hereby announces that The Audit Committee Meeting No. 9/2010 held on September 15, 2010 resolved to appoint Mr. Krit Jitjang as the Secretary to the Audit Committee to replace Mr. Surasak Dudsdeemaytha, effective on September 1, 2010.

Please be informed accordingly.

Yours sincerely,
KASIKORNBANK PCL



(Mrs. Tida Samalapa)
Corporate Secretary

Board of Directors and Executive Administration Unit
Office of Corporate Secretary
Tel. 0 2470 2679